Filed by Ouster, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

The following FAQs were provided to employees of Ouster on November 7, 2022.

Ouster Employee FAQ

Proposed Merger Between Ouster and Velodyne

November 7, 2022

Question	Response

What was announced?	On November 7, 2022, Ouster and Velodyne announced that the two companies have entered into a definitive agreement to merge in an all-stock transaction (“proposed merger”). The proposed merger will be in the form of a Merger of Equals.

What is a Merger of Equals?	A Merger of Equals (“MOE”) is a merger of two companies of about the same size to form a single company. In the proposed merger, Velodyne stockholders will receive 0.8204 shares of Ouster stock for each share of Velodyne stock held at the closing, resulting in each group of stockholders owning approximately 50% of Ouster upon the closing.

Why is the company doing this transaction?

The proposed merger is expected to drive significant value creation and result in a strong financial position for the combined company.

The combination of Ouster and Velodyne is highly complementary. Ouster’s cutting-edge digital lidar technology, evidenced by strong unit economics and performance gains, combined with Velodyne’s decades of innovation and established global customer footprint, aim to position the combined company to accelerate the adoption of lidar technology across fast-growing markets with a diverse set of customer needs. Importantly, the proposed merger is expected to strengthen our financial position, enabling us to quickly scale and drive profitable and sustainable revenue growth.

Together, we expect to offer robust product offerings, including verticalized software, to serve a broader set of customers. We also expect to extend our commercial reach through our complementary customer base, partners, and distribution channels, to drive higher volumes and reduce product costs more quickly. Further, our unified global customer success team will aim to provide best-in-class support to our valued customers, distributors, and partners.

The proposed merger aims to position the combined company to compete effectively in an increasingly competitive sector for sensing technologies (e.g., cameras, radar, lidar) post-closing.

How does the proposed merger provide a strong cash position?

Management aims to streamline operational expenditures to build an overall cost structure that is in line with the projected revenue growth of the combined company.

Ouster and Velodyne had a combined cash balance of approximately $355 million as of September 30, 2022, and aim to realize annualized cost savings of at least $75 million (based on Q3 cost structures) within nine months after closing the proposed merger.

With an expanded global commercial footprint and distribution network, the combined company expects to drive increased volumes, reduce product costs, and drive sustainable growth.

When is the proposed merger expected to close?	The proposed merger is expected to be completed in the first half of 2023, subject to the satisfaction of customary closing conditions.

What does this proposed merger mean for Ouster employees?	Ouster employees should continue to operate business as usual. Ouster and Velodyne are still two independent companies unless and until the proposed merger closes. We will share more information over the coming weeks and months with details about the planned post-closing integration of our two teams.

What will the integration process look like? Am I allowed to talk about the proposed merger?

Please refrain from discussing the proposed merger with others outside of the company.

While select employees may be involved in integration planning, there are some items that should NOT be discussed before the proposed merger closes, including:

1. Customer lists, opportunities, and other customer information

2. Customer pricing and commercial terms

3. Supplier costing and terms

4. Product plans, technology and roadmaps

Any integration planning discussions should take place in channels and workstreams established by the integration planning team. Avoid holding any conversations related to either company’s business decisions, and be mindful of discussing technology and IP that would harm our competitive positioning in the market.

What is the name of the combined company?	The name of the combined company will be confirmed at closing.

Who will lead the combined company?	Ouster CEO Angus Pacala will lead the combined company as its Chief Executive Officer. The full composition of the leadership team will be announced at a later date.

Who will be on the combined company’s Board of Directors?	Velodyne CEO Dr. Ted Tewksbury will serve as Executive Chairman of the Board. The combined company’s Board will be comprised of eight members, with each company expected to contribute an equal number of members from its respective existing Board. The full composition of the combined company’s Board will be announced at a later date.

Are any product changes being contemplated as a result of the proposed merger? What products will the combined company offer?

The combined company is expected to offer a robust suite of products, including verticalized software solutions, to continue to serve a diverse set of end customers while executing on an innovative product roadmap to meet the future needs of the market.

Our focus will continue to be our customers, and ensuring they have access to the best lidar hardware for their research, development, and production needs.

More details on the combined company’s product offering will be provided after the closing of the proposed merger.

Are any organizational changes being contemplated as a result of the proposed merger? Will offices be closing or consolidating?

Following the closing of the proposed merger, operational synergies are expected to support an optimized cost structure.

More details will be provided once integration plans are finalized, which may be after the proposed merger closes.

When will we meet Velodyne employees?	We will fully integrate our teams after the proposed merger closes. Until then, Ouster is an independent company that will operate its business as usual.

What does this mean for our IP?	The combined company is expected to hold a fulsome and extensive intellectual property portfolio in and around lidar with 173 granted and 504 pending patents. This is further strengthened by over 20 years of combined experience in lidar technology innovation.

How are customers, partners, and suppliers being notified?	Our leadership team has a notification plan for customers, partners, and suppliers. Letters will be emailed out from each company to their respective stakeholders later today, November 7. Commercial leadership is available to discuss the proposed merger with key accounts.

What should I say if a customer asks about the deal?	While we are excited about the proposed merger and our expected ability to offer a robust suite of products to continue to serve a diverse set of end-markets and customers, including verticalized software solutions, reduced product costs, and better customer support, Ouster and Velodyne remain two independent companies until the proposed merger closes. Upon closing, we will provide more information about the combined company’s product offerings.

Will the proposed merger dilute my Ouster shares? If so, how?	As in any all-stock transaction, the total number of outstanding shares will increase following the close of the proposed merger, which will in turn dilute the number of shares you currently own. Essentially, your shares will represent a smaller piece of a larger pie.

What happens with my unvested equity awards?	All vested and unvested equity awards held by Ouster employees will be continued on their existing terms.

Who should we contact if we have questions?	Feel free to raise questions to your manager or with a member of our People or Legal teams. More information will be provided over the coming weeks and months leading up to the closing of the proposed merger.

What should I do if someone from the media asks about the deal?	If you receive any media inquiries concerning the proposed merger or any matter related to Ouster, do NOT comment or respond and immediately forward the inquiry to press@ouster.io. As always, you must adhere to Ouster’s Communications Policy and Guidelines for Corporate Disclosure.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from

Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.